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CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 001
August 19, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Liberator Medical Holdings, Inc. (the “Company”) Form 10-K for the Period Ending September 30, 2010 Filed January 13, 2011 File No. 000-05663
Dear Mr. Rosenberg:
     Reference is made to your letter dated July 29, 2011, and our letter to you from our attorney dated August 9, 2011.
Critical Accounting Policies, Judgments and Estimates
Deferred Advertising Costs, page F-8
1.	SEC Comment:
     We acknowledge your response to our previous comment one. Please tell us:
•	The process you undertake to qualify the leads and acquire new customers;

•	Why it can take up to the period indicated on the fourth line of the third page of your response to complete this process;

•	Whether there is any procedural difference for qualifying and acquiring new customers within the same quarter as the advertising as it does in a quarter subsequent to the advertising; and

•	Why your qualification efforts are not considered a significant sales effort thereby rendering your direct-response advertising as an effort to obtain sales leads not new customers. In such a case, it would appear that new customers are an indirect result of your direct-response advertising.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 19, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 002
Company’s Response:
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Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 19, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 003
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Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 19, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 004

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Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 19, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 005
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2.	SEC Comment:
     Please provide us proposed revised disclosure to be included in your critical accounting policies, judgments and estimates section of MD&A in future periodic reports that:
•	Explains what you do and the time table to complete in order to qualify your sales leads;

•	Explains how you demonstrate that the results of your direct-response advertising for each pool will be similar to the effects of responses to past direct-response advertising activities that resulted in future benefits; and

•	For the periods presented, discusses the trends in advertising costs and productivity based on the measures provided in the tables on the third and fourth pages of your response.
Company’s Response:
     In future periodic reports we propose to add the following disclosures to be included in our critical accounting policies, judgments and estimates section of MD&A related to our Deferred Advertising:
Deferred Advertising
     We receive responses to our direct-response advertising efforts in the form of order leads, of which a certain number are qualified as new customers. Our qualification efforts primarily involve verifying insurance eligibility, obtaining the required medical documentation from the customer’s physician, and explaining our process of billing the customer’s insurance carrier directly and collecting any customer co-payments, if applicable. The majority of the new customers qualified from our direct-response advertisements place their initial order within three to six months from the time we receive their initial response from our direct-response advertising.
     In order to capitalize our direct-response advertising costs, we must demonstrate that the results of our direct-response advertising will be similar to the effects of responses to past direct-response advertising activities that resulted in future benefits. We monitor the initial success rate of our advertisements as a cost per order lead and track the overall cost per acquired customer for each of our quarterly cost pools. For fiscal years 2009 and 2010, our direct-response advertising results demonstrated a continuation of similar patterns. Our increased advertising efforts in fiscal year 2010 do not represent an effort to target new markets or sell new products, but are a continuation of our efforts to acquire new customers in the markets we currently serve. The costs to acquire new customers through our advertising efforts have increased over the last twelve months, due to increased demand within the direct-response advertising markets and due to our efforts to increase our advertising expenditures during this period. As we have increased our advertising spend over the last two fiscal years, the costs to acquire new customers through our advertising efforts have increased proportionally to our increased advertising spend.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 19, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 006
     We acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any additional questions or comments after reviewing our responses, please direct any questions concerning this letter to me or our Controller, Travis J. Brooks, at (772) 287-2414.

Very truly yours,
/s/ Robert J. Davis
Robert J. Davis, Chief Financial Officer